John Hancock Sovereign Bond Fund

601 Congress Street

Boston, Massachusetts 02210

September 8, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Attention: Ashley Vroman-Lee

Re:	John Hancock Sovereign Bond Fund (the “Trust”)—Request for Withdrawal of Post-Effective Amendments Nos. 77, 78, 79, and 80 under the Securities Act of 1933, as amended (“1933 Act”), and Amendments Nos. 60, 61, 62, and 63 under the Investment Company Act of 1940, as amended (“1940 Act”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 002-48925 and 811-02402)

Dear Ms. Vroman-Lee:

Pursuant to Rule 477 under the 1933 Act, the Trust hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act and Amendments under the 1940 Act (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to Class NAV shares of John Hancock Bond Fund, a series of the Trust (the “Fund”):

1933 Act Post-Effective Amendment No.	1940 Act Amendment No.	Filing Date	Accession Number
77	60	April 11, 2014	0001133228-14-001386
78	61	June 20, 2014	0001133228-14-002017
79	62	July 17, 2014	0001133228-14-002625
80	63	August 14, 2014	0001133228-14-002749

The series and class identifiers for the Fund and its Class NAV shares are as follows:

Series Identifier: S000000646

Class NAV Identifier: C000142878

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class NAV shares of the Fund.  No securities have been issued or sold in connection with the Amendments. This filing relates solely to Class NAV shares of the Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

If you have any questions, please feel free to contact me at (617) 663-4324.

Very truly yours,

John Hancock Sovereign Bond Fund

By:	/s/ Nicholas J. Kolokithas
Name:	Nicholas J. Kolokithas
Title:	Assistant Secretary